Mail Stop 0407

      February 4, 2005

Via U.S. Mail and Fax
Gregory A. Miner, CEO and CFO
Iteris Holdings, Inc.
1515 South Manchester Avenue
Anaheim, CA 92802

	RE:	Iteris Holdings, Inc.
		Registration Statement on Form S-3
		Filed January 10, 2005
		File No. 333-121942

		Form 8-K filed October 12, 2004
		File No. 0-10605

Dear Mr. Miner:

   We have limited our review to your November 12, 2004 response to our comment letter of October 28, 2004, regarding the Form 8-K filed on October 12, 2004. If you disagree, we will consider your explanation as to why our comments are inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from your supplemental materials that Ernst & Young identified numerous significant deficiencies in the design or operation of the company`s internal control that, in its judgment, could "adversely affect" your ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements. We also note from your response letter dated November 12, 2004, that, despite these significant deficiencies, Iteris does not believe that they represent a material weakness and continues to believe that its disclosure controls and procedures were effective as of September 30,
2004. In light of the numerous significant deficiencies identified by Ernst & Young in the June 8, 2004 Management Letter, it is unclear why the company believes its disclosure controls and procedures are effective as of September 30, 2004. In particular, we note the following deficiencies in your response letter and in Ernst & Young`s
2004 Management Letter:

* the excessive length of time required to close your books;

* the lack of communication of important transactions that occurred during the period giving rise to matters being identified at or near the filing of your Form 10-K;

* the lack of detailed listing of required reconciliations and account analysis required to close the books;

* delays in the closing of the books and completing account reconciliations and analysis in a timely manner and the continuous recording of adjusting entries and accruals through the date of the filing of the Form 10-K, resulting in a need to "audit a moving target;"

* the heavy involvement of the professional service providers in the closing process and filing of the Form 10-K; and

* the significant rework of account reconciliations and analysis.

Accordingly, tell us in detail why you still believe that your disclosure controls and procedures are effective and the basis for your belief that the significant deficiencies, either individually or in the aggregate, do not rise to the level of a material weakness. To the extent you now believe that the disclosure controls and procedures are not effective, revise your periodic reports as appropriate.
2. Please advise us of the basis for management`s conclusion that as of September 30, 2004 there were no changes in the company`s internal control over financial reporting that have materially affected, or which are reasonably likely to materially affect, the company`s internal control over financial reporting. While we recognize that
Ernst & Young identified various significant deficiencies in its report to management for the year ended March 31, 2004, and that your company did not receive the Ernst & Young report until late September
2004, we also note your discussion, in your response to our prior comment 5, of what appear to be various changes in your internal control over financial reporting which have recently been implemented.
3. Please provide a list of adjusting journal entries made prior to filing the Form 10-K for the year ended March 31, 2004, as referenced on page 1 of Ernst & Young`s 2004 Management Letter.
4. Refer to page 9 of Ernst & Young`s 2004 Management Letter.
Tell
us in more detail about the stock options and warrants that were "not identified and accounted for correctly." Your response should address the following:
* the number of options issued and the related grant price and fair market value at the date of issuance;

* whether these options were issued to your employees or non-employees and how you accounted for the issuance;

* provide the journal entries to record the issuance of such options and warrants; and

* provide more details of the transactions related to the issuance of warrants and how you accounted for those transactions.

*    *    *    *

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact O. Nicole Holden, Staff Accountant, at (202)
824-
5265 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-1990 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 824-5526, or me at (202) 942-1797 with any other questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief











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Gregory A. Miner
Iteris, Inc.
February 4, 2005
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